Administrative Office: 4333 Edgewood Road NE Cedar Rapids, IA 52499

December 21, 2011

VIA EDGAR

Mr. Michael Kosoff, Branch Chief

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

RE:	Transamerica Advisors Life Insurance Company
Initial Registration Statement and Pre-Effective Amendment No. 1 and 2 on Form S-1
File No. 333-173528, SEC Accession Nos. 0001193125-11-099276, 0001193125-11-222394 and 0001193125-11-259439

Dear Mr. Kosoff:

Pursuant to Rule 477(a) of the Securities Act of 1933, as amended, Transamerica Advisors Life Insurance Company (the “Company”) hereby respectfully requests the withdrawal of the above-referenced registration statements, filed with the Securities and Exchange Commission on April 15, 2011; August 15, 2011; and September 29, 2011, respectively.

The registration statements were filed in connection with an offering of certain contingent group deferred annuity contracts. The Company has since determined not to undertake that particular offering. No securities were sold in connection with the registration statements.

We appreciate your assistance in this matter. If you have any questions regarding this matter, please contact the undersigned at (319) 355-8330.

Sincerely,

/s/ Darin D. Smith

Darin D. Smith
General Counsel

cc:	Mr. Craig Ruckman
Frederick R. Bellamy